FOR IMMEDIATE RELEASE: February 16, 2010	PR10-3

Atna Initiates Development of Reward Gold Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce  that the Nevada Division of Environmental Protection (NDEP) has issued a Reclamation Permit for  the Reward Gold Mine near Beatty, Nevada, that became effective February 7, 2010.  This permit, subject to the placement of reclamation bonds, will allow Atna to commence construction of the Reward Mine.

Jim Hesketh, President and CEO stated, “Receiving this permit is exciting news because it enables us to accelerate the development of the Reward deposit. We have hired a project manager to oversee mine development and plan to open an office in Beatty, Nevada, in the near future.”

Immediate development activities will include the completion of design engineering, development of contractor bid packages, and initial infrastructure development at the site.  Infrastructure development includes access road improvements, fencing, and placement of orders for long lead-time items, power line and water supply development.  Anticipated cost for this phase of work will be approximately US$3.0 million to be expended over a period of six months.

Phase 2 activities will include the construction of leach pad facilities, purchase of a semi portable crushing plant, and installation of office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Timing on this construction phase will be dependent upon a number of factors including availability of free cash flow from our Briggs Mine operation, availability of equipment, staffing and other financing and logistical issues. We anticipate that Phase 2 construction could be completed within a nine month period after the completion of Phase 1.

A new estimate of mineral reserves is being developed for the Reward Project based on the current three year trailing average gold price of US$845 per ounce. Prior reserve estimates were calculated using a gold price of US$700 per ounce. Detailed information on the project is contained in a technical report dated March 21, 2008, prepared by Chlumsky, Armbrust & Meyer, LLC., titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada,” which is available on SEDAR at www.sedar.com.  This information is also available on our website at www.atna.com.

About Atna
Atna is a rapidly growing gold production and development company with operations focused in the western United States. Atna’s Briggs Mine in Inyo County, California, began producing gold in May 2009. In addition, Atna has a portfolio of advanced stage development and exploration projects, including:

•	Pinson Gold Project in Nevada, a joint venture with Barrick Gold (70 percent) and Atna (30 percent), where Barrick is the operator.
•	Columbia Gold Project in Montana
•	Reward Gold Project (see above information)
•	Carried interests in eight exploration projects in North and South America.

For additional information on Atna Resources and the Reward Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to successful completion of permitting, financing and project development for the Reward Gold Project, production at the Briggs Mine, development of the Pinson Gold Project in Nevada and the Columbia Gold Project in Montana. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com